AEROPONICS INTEGRATED SYSTEMS, INC.

Financial Statements

December 31, 2021 and 2020

AEROPONICS INTEGRATED SYSTEMS, INC.

INDEX TO THE AUDITED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 and 2020

K. R. MARGETSON LTD.

Chartered Professional Accountant

331 East 5th Street
North Vancouver BC, V7L 1M1

Tel: 604.220.7704
Fax : 1.855.603.3228

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Directors of Aeroponics Integrated Systems, Inc.:

I have audited the accompanying balance sheets of Aeroponics Integrated Systems, Inc. (the "Company") which as at December 31, 2021 and December 31, 2020, and the related statements of operations and comprehensive loss, stockholders' equity and cash flows for the years then ended and the related notes (collectively referred to as the financial statements). In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has limited operations and has sustained operating losses resulting in a deficit of $2,696,542. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the Company's financial statements based on our audits. I am a public accounting firm and am required to be independent with respect to the Company in accordance with the relevant ethical requirements relating to my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the Unites States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. As part of my audit, I am required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion.

My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to management and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way my opinion on the financial statements, taken as a whole, and I am not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

I have determined that there are no critical audit matters to communicate in my auditor's report.

I have served as the Company's auditor since 2022.

Chartered Professional Accountant
North Vancouver BC
August 16, 2022

AEROPONICS INTEGRATED SYSTEMS, INC.
Balance Sheet
Stated in US Dollars

As at December 31		2021		2020
Assets				
Current assets				
Cash	$	**108,301**	$	1,268
Loans receivable from related parties – Note 4		**59,523**		10,000
Supplies, at cost		**2,837**		3,789
Prepaid expenses		**170,834**		-
		341,495		15,057
Equipment – Note 5		**15,150**		7,710
Intellectual property – Note 6		**1,252,800**		1,252,800
Total assets	$	**1,609,445**	$	1,275,567
Current liabilities				
Accounts payable and accrued liabilities	$	**-**	$	1,150
		-		1,150
Promissory notes payable – Note 10		**110,000**		120,000
Total liabilities		**110,000**		121,150
Stockholders' equity				
Common stock – Note 7				
Authorized:				
50,000,000 common shares of $0.00005 per value				
Issued and outstanding:				
16,219,946 shares (2020 – 12,056,200)		**202**		152
Additional paid in capital		**4,045,785**		3,004,898
Subscriptions received but not issued		**150,000**		-
Accumulated deficit		**(2,696,542)**		(1,850,633)
		1,499,445		1,154,417
Total liabilities and stockholders' equity	$	**1,609,445**	$	1,275,567

Note 1 – Going concern

Note 12 – Commitments

Note 13 – Subsequent events

On behalf of the Board:

"Darren Walz"	*"Ted Warrilow"*
Director	Director

The accompanying notes are an integral part of these financial statements.

AEROPONICS INTEGRATED SYSTEMS, INC.
Statement of Operations
Stated in US Dollars

For the Years Ended December 31		**2021**		2020
Operating expenses				
Advertising and marketing	$	**4,138**	$	12,206
Consulting fees		**796,533**		52,962
Depreciation		**3,787**		-
Office and miscellaneous		**16,162**		8,310
Management Fees – Note 10		**20,833**		455,764
Materials		**3,651**		2,538
Professional Fees		**805**		4,190
Total expenses		**845,909**		535,970
Net loss and comprehensive loss for the year	$	**(845,909)**	$	(535,970)
Net loss per share, basic and diluted	$	**(0.062)**	$	(0.050)
Weighted average number of common shares		**13,683,360**		10,759,761

The accompanying notes are an integral part of these financial statements.

AEROPONICS INTEGRATED SYSTEMS, INC.
Statement of Stockholders' Equity
Stated in US Dollars

For the Years Ended December 31, 2021 and 2020

| | Common Stock | | | Additional Paid-in | Subscriptions (Receivable) | Accumulated | Total Stockholders' |
	# of shares	Amount		Capital	Received	Deficit	Equity
Balance, December 31, 2020	12,056,200	$	150 $	3,004,900 $	- $	(1,850,633) $	1,154,417
Shares issued for cash	168,838		2	42,208	-	-	42,210
Shares issued for services	3,950,000		49	987,451	-	-	987,500
Shares issued for equipment	44,908		1	11,226	-	-	11,227
Subscriptions received in advance	-		-		150,000	-	150,000
Loss and comprehensive loss for the year	-		-		-	(845,909)	(845,909)
Balance, December 31, 2021	**16,219,946**	**$**	**202 $**	**4,045,785**	**$**	**150 000 $**	**(2,696,542) $**	**1,499,445**

| | Common Stock | | | Additional Paid-in | Subscriptions (Receivable) | Accumulated | Total Stockholders' |
	# of Shares	Amount		Capital	Received	Deficit	Equity
Balance, December 31, 2019	10,120,000	$	127 $	2,529,873 $	4,800 $	(1,314,663) $	1,220,137
Shares issued for cash	500,000		6	124,994	(4,800)	-	120,200
Shares issued for services	1,400,200		17	350,033	-	-	350,050
Shares issued for finders' fees	36,000		2	(2)	-	-	-
Loss and comprehensive loss for the year	-		-	-	-	(535,970)	(535,970)
Balance, December 31, 2020	12,056,200	$	152 $	3,004,898 $	- $	(1,850,633) $	1,154,417

The accompanying notes are an integral part of these financial statements.

AEROPONICS INTEGRATED SYSTEMS, INC.
Statements of Cash Flows
Stated in US Dollars

For the Years Ended December 31		2021		2020
Cash flows from operating activities				
Net loss for the year	$	**(845,909)**	$	(535,970)
Adjustment for items not involving cash				
Depreciation		**3,787**		-
Shares issued for services		**816,666**		350,050
Adjustment for non-cash working capital items				
Loans to related parties		**(49,523)**		(10,000)
Supplies		**952**		(3,789)
Accounts payable and accrued charges		**(1,150)**		1,150
Net cash outflow from operating activities		**(75,177)**		(198,559)
Cash outflow from investing activities				
Intellectual property, patent		**-**		(2,800)
Equipment purchases		**-**		(7,710)
Net cash outflows to investing activities		**-**		(10,510)
Cash flows from financing activities				
Shares issued for cash		**42,210**		125,000
Subscriptions received in advance		**150,000**		(4,800)
Promissory notes		**(10,000)**		90,000
Net cash inflow from financing activities		**182,210**		210,200
Change in cash during the year		**107,033**		1,131
Cash, beginning of year		**1,268**		137
Cash, end of year	$	**108,301**	$	1,268
Supplemental disclosures				
Interest paid	$	**-**	$	-
Income taxes paid	$	**-**	$	-
Shares issued for equipment	$	**11,227**	$	-
Shares issued for prepaid expenses	$	**170,834**	$	-

-

The accompanying notes are an integral part of these financial statements.

1.   NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated in the State of California on October 16, 2018. It has developed a proprietary aeroponics system for the cultivation of various crops. Its business plan is to grow corps to service the wholesale segment possibly licensing the system to other producers of agricultural crops.

These financial statements have been prepared in accordance with generally accepted principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next twelve months. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2021, the Company did not have any sales from operations and had accumulated losses of $2,26,542 since its inception, both of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including the Company's. This outbreak could decrease spending, adversely affect demand for the Company's product and harm the Company's business and results of operations. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or results of operations at this time.

2.   SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

The financial statements have been prepared by management in accordance with United States Generally Accepted Accounting Principals ("UIS GAAP") The financial statements have been presented in US dollars ("$") and have been presented on a historical cost basis.

The financial statements were approved for issue by the Board of Directors on August 16, 2022.

(b)   Significant accounting judgments, estimates and assumptions

The preparation of financial statements in accordance with US GAAP requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company's accounting estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are as follows:

Going concern

The assessment of the Company's ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The recoverability and measurement of deferred tax assets and liabilities

Tax interpretations, regulations, and legislation are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments.

(c) Financial instruments

The Company's financial instruments consist principally of cash, accounts payable, accrued liabilities and notes payable. The carrying amounts of such financial instruments in the accompanying financial statements approximate their fair values due to their relatively short-term nature or the underlying terms are consistent with market terms. It is the management's opinion that the Company is not exposed to any significant currency or credit risks arising from these financial instruments.

(d) Fair value measurements

The Company follows the guidelines in ASC Topic 820 "Fair Value Measurements and Disclosures". Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement. All financial instruments approximate their fair value.

Level 1 — Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities traded in active markets.

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3—inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

(e) Equipment

Equipment is initially recorded at costs. As assets are put into use, they are depreciated over the estimated useful lives on a straight-line basis over five years.

(f) Stock-based transactions

The Company records transactions settled by the issuance of shares at the fair value of the goods or services received, and the corresponding increase in equity directly, unless that fair value cannot be estimated reliably. If it is not possible to reliably estimate the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)   Intangible assets

Intangible assets are non-monetary identifiable assets, controlled by the Company that will produce future economic benefits, based on reasonable and supportable assumptions about conditions that will exist over the life of the asset. An intangible asset that does not meet these attributes will be recognized as an expense when it is incurred. Intangible assets that do, are capitalized and initially measured at cost. Those with a determinable life will be amortized on a systematic basis over their future economic life. Those with a indefinite useful life shall not be amortized until its useful life is determined to be longer indefinite. An intangible asset subject to amortization shall be periodically reviewed for impairment. A recoverability test will be performed and, if applicable, unscheduled amortization is considered.

(h)   Warrants

Warrants issued with shares are valued at the residual method where the unit value is allocated first the most readily determined instrument and the difference between that value and the issue amount, is allocated to the other instrument.

(i)   Foreign Currency Translation

The Company's functional currency is US dollars. Transactions in foreign currencies are translated into the currency of measurement at the exchange rates in effect on the transaction date. Monetary balance sheet items expressed in foreign currencies are translated into US dollars at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in the consolidated statement of operations.

(j)   Comprehensive Loss

ASC 220, "Comprehensive Income", establishes standards for the reporting and presentation of comprehensive income (loss) and its components in the financial statements. As at December 31, 2021 and 2020, the Company had no items representing comprehensive income or loss.

(k)   Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation

(l)   Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the statements of loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

AEROPONICS INTEGRATED SYSTEMS, INC.
Notes to the Financial Statements
Stated in US Dollars
December 31, 2021 and 2020

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.   RECENT ACCOUNTING PRONOUNCEMENTS AND ADOPTED POLICIES

The Company did not adopt any new accounting standard changes or amendments in the current year that had a material impact on the Company's financial statements.

The Company has not yet begun the process of assessing the impact of other new and amended standards that are effective for annual periods beginning on or after January 1, 2022 will have on its financial statements or whether to early adopt any of the new requirements. The Company does not expect the impact of such changed on the financial statements to be material., although additional disclosure may be required.

4.   LOANS RECEIVABLE FROM RELATED PARTIES

The Company made a series of short-term loans to AeroSynergy, LLC, an entity controlled by the same management as that of the Company. The Company also made advances to the Chief Executive Officer ("CEO") and the Chief Innovations Officer ("CIO") who are also directors. All loans are non-interest bearing and due on demand.

As at December 31	2021	2020
Due from AeroSynergy, LLC	$ 15,700	$ 10,000
Due from the CEO	19,368	-
Due from the CIO	24,455	-
	$ 59,523	$ 10,000

5.   EQUIPMENT

The equipment was put into use at the beginning of 2021 as it was in use for testing and development purposes.

As at December 31	2021	2020
Equipment		
Opening balance	$ 7,710	$ -
Purchased during the year	11,227	7,710
Balance, end of year	18,937	7,710
Accumulated depreciation		
Opening balance	-	-
Depreciation for the year	3,787	-
Balance, end of year	3,787	-
Net Book Value	$ 15,150	$ 7,710

Stated in US Dollars

6. INTELLECTUAL PROPERTY

The Company obtained a proprietary aeroponics system by issuing 5,000,000 shares to two individuals who were officers and directors. The value of the system could not be reliably determined so the Company valued the transaction based on the value of shares issued for cash to arms length investors, namely $0.25 per share. The Company has been assigned the patent which is pending.

7. COMMON STOCK

The Company has an authorized capital of 50,000,000 common stock with a per share par value of $0.00005. As at December 31, 2021, there were 15,119,946 (2020 – 12,056,200) shares issued and outstanding.

The following transactions occurred during the year ended December 31, 2021. Common shares issued for services were based on the value of the shares issued as the value of services received could not be reliably determined.

The share value was determined using a price of $0.25 per share, which was the price at which shares were issued for cash during the year.

- 168,838 share units were issued for cash for gross proceeds of $42,210.
- 44,908 shares were issued for equipment valued at $11,227.
- 1,250,000 shares were issued for consulting fees valued at $312,500. Of that amount, $170,833 was earned during the year and $141,667was allocated to prepaid expenses
- 200,000 shares were issued for management fees valued at $50,000. Of that amount, $20,833 was earned during the year and $29,167 allocated to prepaid expenses.
- 2,500,000 shares were issued for $100 for consulting fees valued at $625,000
- $150,000 was received in advance for shares issued subsequent to the year end. (Note13).

The following transactions occurred during the year ended December 31, 2020. Shares issued for services were based on the value of the shares issued as the value of services received could not be reliably determined. The share value was determined using a price of $0.25 per share, which was the price at which shares were issued for cash during the year.

- 500,000 share units were issued for cash at $0.25 for gross proceeds of $125,000. Each unit consists of one share and one share warrant that allows the investor to purchase a share at $0.75 until the earlier of the time the Company receives a binding term sheet from investors at a price higher than $0.75 per share or on January 19, 2021 or February 9, 2021.
- 6,000 shares were issued for marketing services valued at $1,500.
- 133,000 shares wee issued for consulting fees valued at $33,250.
- 1,261,200 shares were issued for $36 for management fees valued at $315,300.
- 36,000 shares were issued for finders' fees valued at $1,800.
- $200 was received for shares issued in the prior year.
- 20,000 shares were issued for $5,000 received in the prior year.

8. WARRANTS AND OPTIONS

The Company has no employee option plan. There is an anti-dilution option agreement between the Company and key personnel – the CEO, the CIO and the future Chief Technical Officer("CTO"), which gives each of them an option to purchase sufficient shares at $0.0005 to maintain a 25% ownership in the Company.

The Company sold share units that included a warrant to purchase shares at $0.75 per share. During the year ended December 31, 2020, the Company sold units that included warrants totalling $480,000 (2019 – $20,000). All warrants expired unused on either January 19, 2021 or February 9, 2021.

Stated in US Dollars

8. WARRANTS AND OPTIONS - continued

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2020	500,000	$0.75
Expired	(500,000)	$0.75
Balance December 31, 2021	-	-

9. RELATED PARTIES

The following were included in expenses:

For the year ended December 31,	2021	2020
a) Paid or accrued management fees to the CEO.	$ -	$ 9,412
b) Paid or accrued management fees to the CIO.	-	41,115
c) Issued 200,000 shares valued at $50,000 to a director for management services. Of that amount, $20,833 was earned during the year and $29,167 was recorded as prepaid expenses.	20,833	-
d) Issued 2,500,000 shares for $100 as a signing bonus to an individual who is to become the Chief Technical Officer ("CTO") once he starts full-time employment. $624,900 was recorded as a consulting fee.	624,900	-
e) Issued 630,600,shares valued at $157,650 to the CEO for $31 under an anti dilution stock option plan. The value of the option was included in management fees.	-	157,619
f) Issued 630,600,shares valued at $157,650 to the CIO Officer for $31 under an anti dilution stock option plan. The value of the option was included in management fees.	-	157,618

10. PROMISSORY NOTES PAYABLE

During the year ended December 31, 2019, the Company engaged two individuals to assist with the management of the Company. Irreconcilable differences developed between these individuals and the Company. Effective December 17, 2021, an agreement was reached whereby the Company agreed to pay $60,000 to each as compensation for services rendered between October 1, 2019 and September 30, 2020. The agreement is evidenced by two promissory notes bearing interest at 5% per annum, starting December 17, 2021 and due December 17, 2024. The Company's patents and other intellectual property is protected against any collection in relation to these notes.

For the year ended December 31, 2021, management fees of $Nil (2020 - $90,000) were recorded in the accounts.

Stated in US Dollars

11. INCOME TAXES

(a) Current income taxes

The following table reconciles the expected income taxes recovery at the combined US federal and California state statutory income tax rates to the amounts recognized in the statements of loss and comprehensive loss for the years ended December 31, 2021 and 2020 with respect to loss from continuing operations.

For the year ended December 31		2021		2020
Net loss for the year	$	(845,909)	$	(535,970)
Statutory corporate tax rate		29.84%		29.84%
Expected income tax recovery	$	(252,000)	$	(160,000)
Change in deferred tax asset not recognized		252,000		160,000
Current tax recovery	$	-	$	-

(b) Deferred income taxes

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Significant components of the Company's deferred tax assets are as follows:

For the year ended December 31		2021		2020
Tax benefit of non-capital losses available for future periods	$	(804,000)	$	(552,000)
Deferred tax asset not recognized		804,000		542,000
Current tax asset	$	-	$	-

As at December 31, 2021, the Company had non-capital loss carry forwards for tax purposes aggregating approximately $2,696,000. The losses have no expiry date although only 80% may be deducted against taxable income in a given year.

12. COMMITMENTS

The Company CEO and the CIO both have management contracts that provide for a $120,000 a year management fee. However, both individuals have agreed not to enforce this provision and neither has received full compensation for either year. As agreed, no amounts been accrued as payable to them, based on the difference between the contract amount and cash they received.

In addition, the contracts provide an anti-dilution feature whereby each individual may maintain a fully dilutive ownership percentage of 25% by purchasing shares at a value of $0.00005 per share. The Chief Technical, Officer, who has not yet started his employment, has a management contract that provides for the same anti-

Stated in US Dollars

12. COMMITMENTS

dilution feature whereby he may maintain a fully dilutive ownership percentage of 25% by purchasing shares at a value of $0.00005 per share.

The Company has guaranteed the premises lease for AeroSynergy, LLC, which has an expiry date of August 2027 and a 5 year renewal option. Minimum future lease payments approximate $1,037,000.

13. SUBSEQUENT EVENTS

On May 3, 2022, the Board of Directors approved the issuance in aggregate of 14,477,913 shares to the CEO, the CIO and the future CTO for a total of $724 as provided under the antidilution clauses in their contracts.

On May 3, 2022, the Company entered into a definite share exchange agreement with Glorious Creation Limited ("GCL"), a British Columbia company whose shares are listed on the Canadian Securities Exchange ("CSE"). Under that agreement, subject to certain conditions, GCL will acquire all of the issued and outstanding shares of the Company. The current shareholders of the Company will get 40,608,322 common shares of GCL at the closing of the transaction, which, based on the Company's shareholdings at the time of the agreement of 32,486,659 will represent a ratio of 1.25 GCL share for 1 Company share. The conditions to the agreement include the following:

- Regulatory approval by the CSE.
- Shareholder and director approval by both companies.
- Completion of financing, whereby GCL will complete a non-brokered private placement consisting of a minimum of 16,000,000 securities up to a maximum of 22,000,000 securities raising between C$4,000,000 and C$5,500,000.
- Completion of the acquisition by GCL of a controlling interest in AeroSynergy, LLC ("ASL")

On May 5, 2022 the Company issued 80,000 shares at $0.25 per share for proceeds of $20,000.

On May 6, 2022, the Company issued 600,000 shares at $0.25 for $150,000 that was received prior to December 31, 2021 and was classified as *Subscriptions received but not issued.*

On May 6, 2022, the Company received $59,250 as a non-interest-bearing bridge loan as provided for in the share exchange agreement.

On May 17, 2022, the Company committed to issuing 400,000 shares valued at $0.25 per share to extinguish a $100,000 debt of ASL in exchange for a note payable from ASL.